April 3, 2007

VIA EDGAR

Mr. Paul Cline, Senior Accountant
Mr. Matthew Komar, Staff Accountant
U.S. Securities and Exchange Commission, Mail Stop 4561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	City National Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
SEC File No. 001-10521

Dear Mr. Cline and Mr. Komar:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated March 20, 2007 from Mr. Cline to Mr. Goldsmith with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “10-K”). The text of your letter has been included for your reference and the Company’s response is presented below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 12 - Derivative Financial Instruments, page A-30

2.              You disclose on page A-30 that you use interest-rate swaps to mitigate risks associated with changes to fair value and certain cash flows. Please tell us:

•                  the nature and terms of the derivative instruments;

•                  the specific documented risks being hedged and the purpose for hedging; and,

•                  the method used to assess effectiveness.

As part of its asset and liability management strategies, the Company uses interest-rate swaps to reduce cash flow variability and to moderate changes in the fair value of financial instruments.

As disclosed in the Note 1, “Summary of Significant Accounting Policies,” on page A-13, the Company uses interest-rate swaps to mitigate the risks of:

•                  Variability of cash flows (interest payments only) on loans that are indexed to U.S. dollar LIBOR or the Bank’s prime interest rate.

•                  Changes in fair value of certain certificates of deposits, subordinated debt and other long-term debt due to changes in market interest rates.

In accordance with FAS 133, the Company designates each derivative contract at inception as either (i) a “fair value hedge”,  which is a hedge of a recognized asset or liability, (ii) a “cash flow hedge”, which hedges a forecasted transaction or the variability of the cash flows to be received or paid related to a recognized asset or liability, or (iii) an “undesignated hedge”, a derivative instrument not designated as a hedging instrument whose change in fair value is recognized directly in the consolidated statement of income.

Interest-rate swaps that hedge the variability of cash flows on loans that are indexed to U.S. dollar LIBOR or the Bank’s prime interest rate are designated as cash flow hedges that are LIBOR-based and prime-based, respectively.

Interest-rate swaps that hedge the fair value of certain certificates of deposits, subordinated debt and other long-term debt are designated as fair value hedges.

Interest-rate swaps are the only derivative instruments that the Company has used to hedge fair value or cash flow risk.

The interest-rate swap contracts are homogeneous in nature and include the following terms:

•                  Receive fixed/pay variable.

•                  Term:

•                  Cash flow hedges - generally one to five years.

•                  Fair value hedges - the term matches the term of the underlying instrument which may be as long as 10 years for subordinated debt and other long-term debt transactions and as short as one year for fair value hedges of certificates of deposits.

•                  Rate reset: For cash flow hedge transactions the frequency matches the frequency of the reset of the underlying index - one month for U.S. Dollar LIBOR, and the daily reset frequency for prime rate hedge transactions.  The rate reset frequency of the variable leg of fair value hedge transactions is six months or less.

•                  Payment timing:

•                  Cash flow hedges - pay/receive monthly.

•                  Fair value hedges - pay - monthly for certificates of deposits, every three or six months for subordinated debt and other long-term debt; receive - the frequency is six months or less.

•                  Zero spread.

•                  Require margin in the form of cash or marketable securities to cover changes in the market value of all interest-rate swap contracts.

For cash flow hedges, the effectiveness is assessed and ineffectiveness is measured on a quarterly basis using the hypothetical derivative method described in Derivatives Implementation Group (“DIG”) Issue G7.

For fair value hedges, the interest-rate swaps are structured so that all key terms of the swaps match those of the underlying debt transactions, therefore ensuring there is no hedge ineffectiveness at inception in accordance with paragraph 68 of FAS 133. On a quarterly basis, fair value hedges are analyzed to ensure that the key terms of the hedged item and hedging instruments remain unchanged and the hedging counterparties are evaluated to ensure there are no adverse developments regarding counterparty default, therefore ensuring continuous effectiveness.

The Company specifically acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Very truly yours,

Christopher J. Carey
Executive Vice President
Chief Financial Officer

cc                    Russell D. Goldsmith
President and Chief Executive Officer

                                Michael B. Cahill
Executive Vice President
General Counsel & Secretary